Exhibit 12


                             REYNOLDS METALS COMPANY
                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (In Millions)


                                                               Nine Months
                           Years Ended December 31         Ended September 30
                      ----------------------------------- --------------------
                       1994   1995   1996   1997   1998        1998    1999
                      ----------------------------------- --------------------
FIXED CHARGES

 Interest expensed
  and capitalized      $161   $179   $173   $161   $126        $101    $ 73
 Estimate of
  interest within
  rental expense         15     16     17     15     12           9       9
                      ----------------------------------- --------------------
TOTAL FIXED CHARGES    $176   $195   $190   $176   $138        $110    $ 82
                      =================================== ====================


EARNINGS
Additions:
 Pre-tax income (loss)
  from continuing
  operations before
  adjustment for
  minority interest
  or equity earnings   $170   $530   $120   $230   $198        $292    $ 92

 Fixed charges
  (from above)          176    195    190    176    138         110      82
 Amortization of
  capitalized interest    4      4      4      4      3           3       2
 Distributed income of
  equity investees        1      2      5      7     12           2       -
Subtractions:
 Interest capitalized    (5)    (7)   (13)    (8)   (12)         (7)    (16)
                      ----------------------------------- --------------------
TOTAL EARNINGS         $346   $724   $306   $409   $339        $400    $160
                      =================================== ====================

RATIO OF EARNINGS TO
 FIXED CHARGES          2.0    3.7    1.6    2.3    2.5         3.6     2.0